Millar Western Forest Products Ltd.

Financial Statements
December 31, 2007

May 2, 2008

Auditors’ Report

To the Shareholder of
Millar Western Forest Products Ltd.

We have audited the balance sheets of Millar Western Forest Products Ltd. as at December 31, 2007 and 2006 and the statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Millar Western Forest Products Ltd. Balance Sheets As at December 31, 2007

(expressed in thousands of Canadian dollars)

	2007	2006
	$	$

Assets

Current assets
Cash and cash equivalents	24,001	64,959
Accounts receivable	28,944	30,465
Inventories (note 3)	76,426	74,990
Prepaid expenses	15,302	8,380
Income taxes recoverable	5,366	-
Future income taxes (note 15)	1,188	1,177

	151,227	179,971

Property, plant and equipment (note 4)	150,092	146,330

Intangibles and other assets (note 5)	78,225	74,726

	379,544	401,027

Liabilities

Current liabilities
Accounts payable and accrued liabilities	43,516	45,000
Income taxes payable	-	4,870
Current portion of long-term debt (note 7)	629	474

	44,145	50,344

Long-term debt (note 7)	205,314	236,296

Other obligations (note 8)	5,755	4,557

Future income taxes (note 15)	18,752	20,799

	273,966	311,996

Shareholder’s Equity

Share capital (note 9)	-	-

Retained earnings	105,578	89,031

	105,578	89,031

	379,544	401,027

The accompanying notes are an integral part of the financial statements.
Approved by the Board of Directors

Millar Western Forest Products Ltd. Statements of Retained Earnings For the years ended December 31

(expressed in thousands of Canadian dollars)

	2007	2006	2005
	$	$	$

Balance – Beginning of year	89,031	44,406	66,359

Net earnings (loss) for the year	16,547	44,625	(6,953)

Dividend	-	-	(15,000)

Balance – End of year	105,578	89,031	44,406

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd. Statements of Operations For the years ended December 31

(expressed in thousands of Canadian dollars)
	2007	2006	2005
	$	$	$

Revenue	327,198	305,260	304,305

Cost and expenses
Cost of products sold (note 11)	229,500	202,615	204,700
Freight and other distribution costs	62,138	52,790	53,415
Depreciation and amortization	21,051	18,970	17,664
General and administration	12,862	12,635	14,797
Lumber export taxes	5,308	990	-
Countervailing and anti-dumping duties (recoveries) (note 10)	-	(27,683)	9,735
Employees’ profit sharing	-	4,127	-

	330,859	264,444	300,311

Operating (loss) earnings	(3,661)	40,816	3,994

Financing expenses – net (note 12)	(16,510)	(13,547)	(17,555)

Unrealized exchange gain (loss) on long-term debt	33,079	(114)	7,448

Other (expenses) income (note 14)	(3,487)	31,243	(4,926)

Earnings (loss) before income taxes	9,421	58,398	(11,039)

Income taxes (recovery) (note 15)	(7,126)	13,773	(4,086)

Net earnings (loss) for the year	16,547	44,625	(6,953)

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd. Statements of Cash Flows For the years ended December 31

(expressed in thousands of Canadian dollars)
	2007	2006	2005
	$	$	$

Cash provided from (used in)

Operating activities
Net earnings (loss) for the year	16,547	44,625	(6,953)
Items not affecting cash
Depreciation and amortization	21,051	18,970	17,664
Future income taxes (recovery)	(2,059)	8,761	(5,306)
Amortization of deferred financing costs	679	679	679
Unrealized exchange (gain) loss on long-term debt	(33,079)	114	(7,448)
Unrealized (gain) loss on derivative contracts	(52)	693	-
Reforestation expense	6,740	6,867	6,471
Write down of note receivable	-	-	2,100
Gain on sale of power purchase rights (notes 5 and 7)	(2,354)	(32,666)	-
Other	2,152	849	1,511

	9,625	48,892	8,718
Reforestation expenditures	(6,759)	(4,401)	(5,989)
Increase (decrease) in other obligations	-	400	(1,157)

	2,866	44,891	1,572
Changes in non-cash working capital (note 21)	(17,600)	(11,490)	(21,587)

	(14,734)	33,401	(20,015)

Investing activities
Business acquisition (note 13)	(21,810)	-	-
Additions to property, plant and equipment	(8,919)	(12,192)	(17,303)
Proceeds on disposal of property, plant and equipment	334	250	222
(Increase) decrease in other assets	(435)	128	(204)

	(30,830)	(11,814)	(17,285)

Financing activities
Advances of long-term debt	5,080	-	-
Repayments of long-term debt	(474)	(287)	-
Dividend	-	-	(15,000)

	4,606	(287)	(15,000)

(Decrease) increase in cash and cash equivalents	(40,958)	21,300	(52,300)

Cash and cash equivalents – Beginning of year	64,959	43,659	95,959

Cash and cash equivalents – End of year	24,001	64,959	43,659

Cash and cash equivalents are comprised of
Cash on deposit	22,037	49,538	4,791
Short-term investments	1,964	15,421	38,868

	24,001	64,959	43,659

Supplementary cash flow information (note 21)

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

1	Basis of presentation and summary of significant accounting policies

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Because the precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a)	Cash and cash equivalents

Cash and cash equivalents is defined as cash on deposit and money-market instruments with maturity dates of less than three months from the date they are acquired.

b)	Inventories

Pulp, lumber and log inventories are recorded at the lower of cost, determined on a first in, first out or average cost basis, and net realizable value. Net realizable value for finished pulp and lumber is determined with reference to expected selling price in the market. Net realizable value for log inventories is determined with reference to prices observed in third party fibre transactions. Operating and maintenance supplies are recorded at the lower of average cost and replacement cost.

c)	Property, plant and equipment

Property, plant and equipment for lumber mills is recorded at cost and is depreciated on a straight-line basis to amortize the cost of these assets, less salvage value, over their estimated useful lives, resulting in the following annual depreciation rates:

Buildings	5%
Process equipment	7%
Mobile equipment	13% or 20%
Furniture, office and computer equipment	10% or 20%

Property, plant and equipment for the pulp mill is recorded at cost and is depreciated on a straight-line basis to amortize the cost of these assets, less salvage value, over their estimated useful lives, resulting in the following annual depreciation rates:

Buildings	3%
Process equipment	4%

(1)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

d)	Timber rights and Forest Management Agreement (“FMA”) costs

Timber rights for fixed quota volumes are recorded at cost and are amortized on the basis of the volume of timber harvested not exceeding the 20 years determined in the agreements.

FMA costs include the initial acquisition of the FMA and costs related to the development and submission of Detailed Forest Management Plans (“DFMP”) required under the agreement. The initial acquisition costs are amortized on a straight-line basis over the 20-year term of the related agreement, while costs related to the DFMP are amortized over ten years, the expected useful life of the plan.

e)	Power purchase rights

Power purchase rights are recorded at cost and are amortized on a straight-line basis over the term of the underlying agreements.

f)	Deferred financing costs

Financing costs are deferred and amortized on a straight-line basis over the term of the related debt.

g)	Impairment of long-lived assets

In the event that facts or changes in circumstances indicate that the carrying value of the Company’s long lived assets, which include property, plant and equipment, timber rights, FMA costs and power purchase rights may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying amount of the asset is not recoverable from the undiscounted cash flows, then an impairment loss is recognized for the excess of the carrying amount of the asset over its fair value.

h)	Asset retirement obligations

The Company records the estimated fair value of a liability for asset retirement obligations in the period a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of settlement.

The Company harvests timber under various timber rights and the FMA. Estimated future reforestation obligations are accrued and charged to log inventories, based on the estimated fair value of the future obligation, at the time the timber is harvested. The reforestation obligation is reviewed periodically and changes to estimates are credited or charged to earnings.

i)	Revenue recognition

Revenue is recognized when goods are shipped, title has passed to the customer, amounts are known and collection is reasonably assured. Revenue received in advance of shipment is deferred and recognized when goods are shipped and title has passed to the customer.

(2)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

j)	Interest capitalization

Interest is capitalized on specific borrowings required to finance the construction of property, plant and equipment.

k)	Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless technical and market viability of a development project have been established. No development costs have been deferred to date.

l)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax liabilities or assets are measured using substantively enacted rates anticipated to apply in the periods that the differences are expected to reverse. The effect of a change in tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

m)	Foreign currency translation

The Company has no operations outside of Canada; however, the Company does have a significant exposure to foreign currency exchange rate movements as a result of its long-term debt and export sales denominated in U.S. dollars.

Monetary assets and liabilities denominated in U.S. dollars are translated into Canadian dollars at the year-end exchange rate. Revenues and expenses denominated in U.S. dollars are translated at the average exchange rate of the month during which transactions take place. Gains and losses from translation are included in earnings.

n)	Derivative financial instruments

The Company enters into forward exchange contracts to hedge a portion of its expected foreign currency denominated revenue over periods of up to twelve months into the future. For the year ended December 31, 2005, the Company accounted for these contracts as a hedge, with resulting gains or losses included in revenue in the same period as the foreign currency denominated revenue was recorded. For contracts entered into for 2007 and 2006, the Company opted not to apply hedge accounting, which results in unrealized gains and losses being recorded in earnings at each period end.

From time to time, the Company also enters into forward sales contracts for pulp or lumber futures contracts in order to minimize the impact of market volatility on its product sales. The Company does not apply hedge accounting and, therefore, unrealized gains and losses on these contracts are recorded in earnings at each period end.

(3)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

o)	Employee benefit plans

The Company has defined contribution plans providing pension benefits to most of its employees. Effective January 1, 2000, the Company established a supplementary defined benefit pension plan for certain key employees. The Company accrues its obligations under the defined benefit plan and the related costs, net of plan assets. The cost of pensions under this plan is determined using the projected benefit method pro rated on service and management’s best estimates of expected plan investment performance, salary increases and retirement ages of employees in the plan. The discount rate used to determine the interest cost on the accrued benefit obligation is a market rate based on the yield of high quality debt instruments at the beginning of the year. Past service costs from plan initiation are amortized on a straight-line basis over the average remaining service period of employees. The expected return on plan assets is based on the fair value of plan assets. Cumulative actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the market value of the plan assets are amortized over the expected average remaining service lifetime of active plan members (13 years).

2	Recent accounting pronouncements issued and not yet adopted

The following Canadian Institute of Chartered Accountants (CICA) accounting standards will be effective for the Company on January 1, 2008.

a)	Section 1530, Comprehensive Income and Section 3251, Equity

This Section describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a corporation's net assets that results from transactions, events or circumstances from sources other than the corporation's shareholders. It includes items that would not normally be included in net earnings, such as:

i)	changes in the fair value of hedging instruments; and

ii)	unrealized gains or losses on available-for-sale investments.

The CICA also made changes to Handbook Section 3250, Surplus, and reissued it as Section 3251, Equity. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income. Adopting these Sections may require the Company to report the following items in the financial statements, to the extent applicable:

(4)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

i)	comprehensive income and its components;

ii)	accumulated other comprehensive income and its components.

As of January 1, 2008, management has determined that it has no items of other comprehensive income.

b)	Section 3855, Financial Instruments – Recognition and Measurement

This Section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

i)	all financial assets and liabilities be initially measured at fair value, and subsequently accounted for based on their classification, as further described below;

ii)	all derivative financial instruments, with limited exceptions, be measured at fair value, even when they are part of a hedging relationship; and

iii)	debt issue and other transaction costs are either expensed as incurred or included in the cost of the debt and amortized using the effective interest rate method.

Financial assets and liabilities that are classified as “held for trading” are measured at fair value with changes in fair value recognized in earnings, except for derivatives that are designated as, and determined to be, effective cash flow hedging instruments, where the changes in fair value are recorded in other comprehensive income (OCI).

Financial assets that are classified as “available for sale” are measured at fair value with changes in those values recorded in OCI. Financial assets that are classified as “held to maturity” and “loans and receivables” are measured at amortized cost using the effective interest rate method of amortization.

At the date of adoption, the Company’s classification of financial assets and liabilities will not result in any material changes. However, the Company has elected to expense debt issue costs and as a result, on January 1, 2008, Other Assets will be reduced by $4,018,000, Future Tax Liabilities will be reduced by $992,000, and opening Retained Earnings will be reduced by $3,026,000.

c)	Section 3862, Financial Instruments – Disclosures and Section 3863: Financial Instruments – Presentation

These new standards revise and enhance disclosure requirements for financial instruments, and carry forward unchanged the presentation requirements.

(5)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

d)	Section 1535, Capital Disclosures

This standard establishes new disclosure requirements concerning capital such as: qualitative information about the Company's objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

e)	Section 3031, Inventories

This standard introduces changes to the measurement and disclosure of inventory. The measurement changes include the elimination of the last in first out method, a requirement to measure inventories at the lower of cost and net realizable value, a requirement that the allocation of overhead be based on normal capacity, a requirement to use the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, a requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and a requirement for the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

At the date of adoption, January 1, 2008, the Company will be revising it’s methodology for determining net realizable value for log inventories, which will result in a write-down to opening log inventories in 2008, in the amount of approximately $3,100,000, before income taxes.

f)	Section 3865, Hedges

This Section requires that, in a fair value hedge, hedging derivatives must be carried at fair value, with changes in fair value recognized in the consolidated statement of earnings. The changes in the fair value of the hedged items attributable to the hedged risk must also be recorded in consolidated earnings by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the consolidated balance sheet. In a cash flow hedge, the changes in fair value of derivative financial instruments must be recorded in other comprehensive income. These amounts are reclassified to the consolidated statement of earnings in the periods in which results are affected by the cash flows of the hedged item. Similarly, any hedge ineffectiveness must be recorded in the consolidated statement of earnings. At the date of adoption, January 1, 2008, the Company has not elected to follow hedge accounting for any of its hedging relationships and thus there will be no impact from this standard.

(6)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

3	Inventories

	2007	2006
	$	$

Logs	29,679	23,122
Pulp	19,400	25,969
Lumber	13,295	14,113
Operating and maintenance supplies	14,052	11,786

	76,426	74,990

4	Property, plant and equipment

			2007

	Cost	Accumulated depreciation	Net
	$	$	$

Lumber mills
Buildings	27,526	10,426	17,100
Process equipment	109,986	47,924	62,062
Mobile equipment	10,614	6,696	3,918
Furniture, office and computer equipment	17,804	14,042	3,762
Pulp mill
Buildings	22,261	11,979	10,282
Process equipment	190,934	139,880	51,054
Land	1,802	-	1,802
Capital projects in progress	112	-	112

	381,039	230,947	150,092

(7)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

			2006

	Cost	Accumulated depreciation	Net
	$	$	$

Lumber mills
Buildings	24,495	9,179	15,316
Process equipment	97,410	42,085	55,325
Mobile equipment	8,163	6,303	1,860
Furniture, office and computer equipment	17,284	12,102	5,182
Pulp mill
Buildings	22,227	11,515	10,712
Process equipment	190,057	134,459	55,598
Land	2,086	-	2,086
Capital projects in progress	251	-	251

	361,973	215,643	146,330

5	Intangibles and other assets

			2007

	Cost	Accumulated amortization	Net
	$	$	$

Timber rights	19,951	7,855	12,096
FMA costs	8,393	4,668	3,725
Power purchase rights	67,783	11,352	56,431
Deferred financing costs	6,768	2,750	4,018

	102,895	26,625	76,270
Notes receivable			613
Other			1,342

			78,225

(8)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

			2006

	Cost	Accumulated amortization	Net
	$	$	$

Timber rights	11,536	7,200	4,336
FMA costs	7,757	4,214	3,543
Power purchase rights	67,783	7,011	60,772
Deferred financing costs	6,768	2,072	4,696

	93,844	20,497	73,347
Notes receivable			177
Other			1,202

			74,726

Amortization of timber rights for the year was $654,694 (2006 – $538,494; 2005 – $356,736).

Amortization of FMA costs for the year was $453,692 (2006 – $873,846; 2005 – $978,599).

Amortization of power purchase rights for the year was $4,341,000 (2006 – $3,152,000; 2005 – $1,042,000).

Power purchase rights

In 2001, the Company entered into agreements to acquire the rights to a portion of the electricity generated from two power plants in Alberta.  These agreements gave the Company the entitlement and obligation to purchase approximately 80 megawatts of electricity, which represents the Company’s estimated consumption of electricity at existing production rates, at largely predetermined prices.  The Company sells the electricity purchased under these agreements at prevailing market prices.  At the same time, the Company purchases electricity for its operations at prevailing market prices.

Effective May 1, 2006, the Company sold its interest in one of the agreements and concurrently acquired a greater interest in the remaining agreement.  These transactions were accounted for as a sale and purchase respectively to reflect their commercial substance, resulting in a gain of $32.7 million, an increase in long term debt of $15.6 million and an increase in other assets of $46.9 million.  Following the transactions, the Company has the right to purchase approximately 80 megawatts of electricity to December 31, 2020.

Deferred financing costs

In 2003, the Company capitalized financing costs relating to the issuance of US$190 million of unsecured senior notes, which is being amortized over the term of the notes.

(9)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

6	Revolving credit facility

The Company has a $30 million revolving credit facility that expires on May 31, 2009.  The credit facility was undrawn at December 31, 2007 and December 31, 2006.  The facility is subject to a borrowing formula based upon the levels of inventory and accounts receivable.  The amount available at December 31, 2007 under the facility was $30 million (2006 – $30 million) of which $ 2.0 million (2006 – $1.8 million) was committed for letters of credit.  The interest rate on this facility is floating and may, at the Company’s option, be based upon the Bank Prime Rate, U.S. Base Rate, Bankers Acceptance rates, or LIBOR.  Collateral for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

7	Long-term debt

	2007	2006
	$	$

Unsecured senior notes – US$190,000	188,347	221,426
Power purchase rights loan #1	14,870	15,344
Power purchase rights loan #2	2,726	-

	205,943	236,770
Less: Current portion	629	474

	205,314	236,296

In 2003, the Company issued approximately $250 million (US$190 million) of unsecured senior notes due November 15, 2013 that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year.  The notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

The indenture governing the unsecured senior notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates.

In 2006, the Company was provided with a $15.6 million loan to acquire additional power purchase rights as described in note 5.  The loan is repayable in equal monthly payments of $183 thousand, including principal and interest, from May 31, 2006 to December 31, 2020.  Interest is accrued on the loan at an effective annual rate of 12%.

(10)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

In 2007 the Company was provided with a further $5.1 million loan in connection with the sale of power purchase rights that took place in 2006.  The loan is non-interest bearing and is repayable in equal annual payments of $363 thousand from February 23, 2008 to December 31, 2020.  The loan has been recorded at fair value using an effective annual interest rate of 9.75% resulting in a reduction in the carrying value of the debt from $5.1 million to $2.7 million.  The fair value adjustment of $2.4 million has been recorded in 2007 as an additional gain on sale.

Collateral for both of the power purchase rights loans consists of a first charge on the additional interest acquired and an obligation to provide a letter of credit to the lender if the net present value of the Company’s power purchase rights falls below a predetermined level.  As at December 31, 2007, a letter of credit was not required.

8	Other obligations

	2007	2006
	$	$

Reforestation obligations
Balance – Beginning of year	9,403	8,058
Accrual for the year	9,302	5,746
Expenditures during the year	(6,759)	(4,401)

Balance – End of the year	11,946	9,403
Less: Current portion, included in accrued liabilities	6,924	5,450

	5,022	3,953

Long-term incentive plan and other obligations	733	604

	5,755	4,557

9	Share capital

Authorized
Unlimited number of common shares

Issued and fully paid

	2007	2006
	$	$

15,000,001 common shares	-	-

(11)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

10	Countervailing and anti-dumping duties

On October 12, 2006, the Softwood Lumber Agreement (“SLA”) between the Canadian and United States governments came into effect.  The terms include replacing the countervailing and anti-dumping duties with a Canadian imposed export tax which is based on the price of lumber and the volume of lumber shipped to the U.S. The SLA resulted in the Company receiving a total refund of $36 million, comprised of $31.8 million, or approximately 82% of the duties deposited, and interest on the deposits of $4.2 million which is included in interest income.

11	Cost of products sold

In 2003, the Company appealed the final regulatory ruling on the year 2000 power rates and disputed approximately $1.9 million of the costs accrued.  In 2005, the Alberta Energy and Utilities Board ruled in the Company’s favour, therefore the Company has recorded $1.9 million as a credit to cost of products sold in 2005.

12	Financing expenses – net

	2007	2006	2005
	$	$	$

Interest expense on long-term debt	16,933	17,603	17,996
Other interest and bank charges	751	896	607
Amortization of deferred financing costs	679	679	679
Interest income – note 10	(1,853)	(5,631)	(1,727)

	16,510	13,547	17,555

13	Business acquisition

On July 31, 2007, the Company purchased the net operating assets of Mostowich Lumber Ltd., a privately owned company located in Fox Creek, Alberta for cash consideration of $21.8 million.  The assets purchased include log inventory, buildings, lumber manufacturing equipment, mobile equipment and coniferous timber quotas.  The results of the Fox Creek operations have been included in the consolidated financial statements since that date and are reflected in the lumber operating segment.

(12)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$

Log inventory	2,762
Property, plant and equipment	11,567
Timber rights	8,264

Total assets acquired	22,593

Reforestation obligation	(783)

Net assets acquired	21,810

14	Other income (expenses)

	2007	2006	2005
	$	$	$

(Loss) gain on sale of property, plant and equipment	(118)	747	-
Other exchange (loss) gain	(5,738)	130	(580)
Gain on sale of power purchase rights
(notes 5 and 7)	2,354	32,666	-
Provision for loss on Meadow Lake receivable	15	(2,300)	(4,346)

	(3,487)	31,243	(4,926)

Meadow Lake

On December 28, 2005, the Meadow Lake Pulp Limited Partnership was granted protection under the Companies Creditors Arrangement Act.  In 2005, the Company recorded a provision for loss of $2.1 million against the carrying value of its note receivable from Meadow Lake and a further $2.2 million provision for loss on its trade account receivable related to management and marketing services provided under agreements with Meadow Lake.  In 2006, the Company recorded an additional provision for loss of $2.3 million on the remaining balance of the trade receivable as at December 31, 2006.  As at December 31, 2007, there are no further amounts outstanding relating to services provided prior to the CCAA action.

(13)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

15	Income taxes

The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.

	2007	2006	2005
	$	$	$

Earnings (loss) before income taxes	9,421	58,398	(11,039)

Income taxes (recovery) based on combined Federal and Provincial income tax rates of 39.12% (2006 – 39.49%; 2005 – 40.6%)	3,685	23,062	(4,484)

Increase (decrease) resulting from
Manufacturing and processing deduction of 7%	(659)	(2,172)	773
Large corporations tax	-	-	426
Non-taxable portion of unrealized (gain) losses on debt	(5,312)	159	(916)
Non-taxable portion of capital gains	-	(6,260)	-
Refundable tax on capital gain	-	644	-
Non-taxable income and other items	68	90	115
Benefit of non-capital loss carried back at higher rate	(1,365)	-	-
Benefit of tax rates reduction	(3,543)	(1,750)	-

Income taxes (recovery)	(7,126)	13,773	(4,086)

Current income taxes (recovery)	(5,067)	5,012	1,220
Future income taxes (recovery)	(2,059)	8,761	(5,306)

Income taxes (recovery)	(7,126)	13,773	(4,086)

At December 31, 2007, the Company has approximately $17.9 million of federal and $14.7 million of Alberta non-capital losses available to reduce future year’s income for tax purposes, subject to confirmation by taxation authorities.  The losses for both jurisdictions expire in the December 31, 2027 taxation year.

(14)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2007	2006
	$	$

Future income tax assets
Reforestation costs	2,444	2,363
Research and development expenditures	362	407
Non-capital loss available for carry forward	4,146	-
Investment tax credits	274	-
Other accrued liabilities	90	-

	7,316	2,770

Future income tax liabilities
Property, plant and equipment	(13,733)	(16,897)
Unrealized foreign exchange gain on debt	(7,690)	(4,219)
Deferred financing costs	(992)	(1,011)
Long-term debt	(1,952)	-
Other	(513)	(265)

	(24,880)	(22,392)

Net future income tax liability	(17,564)	(19,622)

As reported on the balance sheet
Future income tax assets	1,188	1,177
Future income tax liabilities	(18,752)	(20,799)

Net future income tax liabilities	(17,564)	(19,622)

16	Employee benefit plans

Defined contribution plans

The total expense for the Company’s defined contribution plans is as follows:

	2007	2006	2005
	$	$	$

Plans providing pension benefits	2,870	2,647	2,731

Defined benefit pension plan

On January 1, 2000, the Company established a supplementary defined benefit pension plan for certain key employees.  Contributions by the Company are made in accordance with independent actuarial valuations.  The effective date for the latest actuarial valuation was December 31, 2005.  The effective date of the next required valuation is December 31, 2008.

(15)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

Information regarding this plan is as follows:

	2007	2006
	$	$

Change in benefit obligation
Obligation – Beginning of year	2,758	2,441
Actuarial loss	293	91
Current service cost	78	104
Benefits paid	(131)	-
Interest cost	139	122

Obligation – End of year	3,137	2,758

Change in plan assets at fair value
Plan assets – Beginning of year	2,154	1,723
Employer contributions	320	319
Actual return on plan assets	(4)	112
Benefits paid	(131)	-

Plan assets – End of year	2,339	2,154

Reconciliation of funds status
Plan deficit	(798)	(604)
Unamortized past service costs	455	521
Unamortized actuarial loss	750	389

Net pension asset	407	306

Components of pension expense
Current service costs	78	104
Interest costs	139	122
Expected return on plan assets	66	66
Amortization of past service costs	(64)	(51)

Net expense	219	241

	%	%
Plan assets by asset category
Equity securities	25	28
Debt securities	25	26
Other	50	46

Total	100	100

(16)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

The significant actuarial assumptions used are as follows:

	2007	2006
	%	%

To determine benefit obligation at end of the year
Discount rate	5.60	5.15
Rate of compensation increase	4.00	4.00
Expected long-term rate of return on plan assets	3.25	3.25

17	Related party transactions

Related party transactions are recorded at the transacted amount. Management is unable to determine whether the transacted amounts noted below are different from amounts which would have been recorded on similar transactions with unrelated parties.

a)	The Company earned revenue from other companies controlled by Millar Western Industries Ltd. (“Industries”), the parent of the Company, as follows:

	2007	2006	2005
	$	$	$

Administration fees	255	286	402
Included in accounts receivable relating to these transactions	36	63	121

b)	The Company incurred costs charged by Industries as follows:

	2007	2006	2005
	$	$	$

Chemical purchases and other services	2,559	2,583	2,460

Included in accounts payable relating to these transactions	381	459	369

(17)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

c)	Prior to December 28, 2005, the Company exercised significant influence over Meadow Lake (see note 14). The Company incurred the following transactions as a related party to Meadow Lake.

	2007	2006	2005
	$	$	$

Commission revenue	-	-	3,973

Administration fee revenue	-	-	2,245

Other income	-	-	962

Included in accounts receivable related to these transactions	-	-	2,359

18	Financial instruments

a)	Foreign currency risk

The Company realized approximately 77 % of its 2007 revenue (2006 –79%; 2005 – 75%) in U.S. dollars and at December 31, 2007, the Company had $19,492,000 (2006 – $14,465,000) in U.S. dollar denominated accounts receivable.

In order to reduce foreign currency risk, the Company borrows primarily in U.S. dollars. The Company also enters into forward exchange contracts to manage its foreign currency risk. The Company does not hold or issue foreign currency financial instruments for trading purposes. At December 31, 2007, the Company had US$82,000,000 (2006 – $29,000,000) in outstanding forward exchange contracts at an average contract rate of $0.9984 (2006 – $1.1415) and has recorded the amount of unrealized gain on these forward exchange contracts of $579,700 (2006 – $693,000).

b)	Credit risk

The Company does not have a significant exposure to any individual customer or counterparty. On product sales from the pulp and lumber segments, the Company may require payment guarantees, such as letters of credit, and obtains credit insurance coverage on a significant portion of its sales.

(18)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

c)	Commodity and other risks

The Company operates in the forest products sector which is highly competitive and cyclical in nature. The markets for the Company’s products of pulp and lumber are affected by the global supply and demand for these commodities. The Company is exposed to market pricing for its commodities. At December 31, 2007, the Company had outstanding forward commodity contracts of US$8.4 million and recorded an unrealized loss of $528 thousand on these contracts. In 2006, there were no material forward commodity contracts.

d)	Fair value

The fair value of cash and cash equivalents, accounts receivable, notes receivable, accounts payable and accrued liabilities is estimated to approximate carrying value due to the immediate or short-term maturity of these financial instruments.

The fair value of the senior notes included in long-term debt at December 31, 2007, is estimated to be $139,377,000 (2006 – $198,730,000) based upon the price at which the debt was trading. The fair value of the power purchase rights loans at December 31, 2007 are estimated to be $15,483,000 based on the prevailing market interest rate.

19	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. They are managed separately as each business requires different technology and marketing strategies. The Company has two reportable segments: lumber and pulp. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to paper makers worldwide. Included in corporate and other are the combined results from the Company’s management and marketing services, unallocated corporate and other expenses.

The accounting policies of the segments are the same as those described in note 1. The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses, other income or expense, and income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices.

(19)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

Product segment

			Lumber

	2007	2006	2005
	$	$	$

Revenue	119,905	122,694	138,095

Cost of products sold	113,429	102,330	103,792
Freight and other distribution costs	10,556	11,886	13,047
Lumber export taxes	5,308	990	-
Depreciation and amortization	9,045	8,003	8,758
Countervailing and anti-dumping duties	-	(27,683)	9,735

	138,338	95,526	135,332

Operating (loss) earnings	(18,433)	27,168	2,763

			Pulp

	2007	2006	2005
	$	$	$

Revenue	205,205	176,098	159,729

Cost of products sold	115,958	100,285	100,908
Freight and other distribution costs	51,582	40,904	40,368
Depreciation and amortization	10,209	9,050	6,973

	177,749	150,239	148,249

Operating earnings	27,456	25,859	11,480

		Corporate and other

	2007	2006	2005
	$	$	$

Revenue	2,088	6,468	6,481

Cost of products sold	113	-	-
General and administration	12,862	12,635	14,797
Depreciation and amortization	1,797	1,917	1,933
Employees’ profit sharing	-	4,127	-

	14,772	18,679	16,730

Operating loss	(12,684)	(12,211)	(10,249)

(20)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

			Total

	2007	2006	2005
	$	$	$

Revenue	327,198	305,260	304,305

Cost of products sold and administration	242,362	215,250	219,497
Freight and other distribution costs	62,138	52,790	53,415
Lumber export taxes	5,308	990	-
Depreciation and amortization	21,051	18,970	17,664
Countervailing and anti-dumping duties	-	(27,683)	9,735
Employees’ profit sharing	-	4,127	-

	330,859	264,444	300,311

Operating earnings	(3,661)	40,816	3,994

Cost of products sold for the lumber segment are net of chip transfers to the pulp segment of $5,913,000 (2006 – $4,633,000; 2005 – $4,219,000).

Expenditures on property, plant and equipment

	2007	2006	2005
	$	$	$

Lumber	6,981	11,101	13,717
Pulp	954	1,081	2,774
Corporate and other	984	10	812

	8,919	12,192	17,303

Identifiable assets

	2007	2006
	$	$

Lumber	174,278	149,601
Pulp	160,997	172,486
Corporate and other	44,269	78,940

	379,544	401,027

(21)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

The Company’s assets are all located in Canada.  Revenue is attributed to geographic locations based on shipping destination as follows:

Geographic sales

	2007	2006	2005
	$	$	$

Revenue
Canada	72,879	63,072	74,144
United States	70,533	82,628	88,705
Europe	65,156	51,911	52,980
Asia	98,242	94,739	86,150
Other	20,388	12,910	2,326

	327,198	305,260	304,305

20	Commitments

Under long-term purchase contracts, the Company has committed to purchase natural gas at pre-determined pricing in amounts totalling $2,224,875 for 2008.

21	Supplementary cash flow information

Changes in non-cash working capital

	2007	2006	2005
	$	$	$

Accounts receivable	1,520	5,995	(14,453)
Inventories	(933)	(21,381)	(9,120)
Prepaid expenses	(4,917)	1,979	(118)
Accounts payable and accrued liabilities	(3,035)	1,917	2,104
Income taxes	(10,235)	-	-

	(17,600)	(11,490)	(21,587)

Supplementary disclosures

	2007	2006	2005
	$	$	$

Interest paid	17,025	17,467	18,674

Income taxes paid	5,081	-	564

(22)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

22	Reconciliation of financial statements from Canadian GAAP to United States GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles conform in all material respects with those in the United States (“U.S. GAAP”) except as noted below.

a)	Net earnings, comprehensive income (loss) and shareholder’s equity

The following summary sets out the material adjustments to the Company’s reported earnings, comprehensive income (loss) and shareholder’s equity which would be made in order to conform to U.S. GAAP:

	2007	2006	2005
	$	$	$

Net earnings
Net earnings (loss) for the year under Canadian GAAP	16,547	44,625	(6,953)
U.S. GAAP earnings adjustments	-	-	-

Net earnings (loss) for the year under U.S. GAAP	16,547	44,625	(6,953)

Comprehensive income (loss)
Net earnings (loss) for the year under U.S. GAAP	16,547	44,625	(6,953)
Unrealized loss on forward exchange contracts (c)	-	-	(2,647)

Comprehensive income (loss) for the year under U.S. GAAP	16,547	44,625	(9,600)

Accumulated other comprehensive income – Beginning of year	-	-	2,647
Unrealized loss on forward exchange contracts (c)	-	-	(2,647)
Underfunded pension liability (b)	(904)	-	-

Accumulated other comprehensive loss – End of year	(904)	-	-

Shareholder’s equity
Shareholder’s equity under Canadian GAAP	105,578	89,031	44,406
Accumulated other comprehensive loss for U.S. GAAP	(904)	-	-

Shareholder’s equity under U.S. GAAP – End of year	104,674	89,031	44,406

(23)

Millar Western Forest Products Ltd. Notes to Financial Statements December 31, 2007

(Tabular amounts expressed in thousands of Canadian dollars)

b)	Pension funding status

The Company adopted FAS 158, Employers’ Accounting for Defined Pension and Other Postretirement Plans, effective December 31, 2007. FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan or OPEB as an asset or liability and to recognize changes in the funded status in the period in which they occur through comprehensive income. On adoption of FAS 158, adjustments were recorded at December 31, 2007 that resulted in an increase in other obligations of $1,205,000 for the underfunded status of the defined benefit plan, a decrease in future tax liability of $301,000 and an increase in accumulated other comprehensive loss of $904,000.

c)	Deferred foreign exchange gains

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only component of comprehensive income (loss) that previously affected the Company’s reported results was the unrecognized gains on forward exchange contracts. There were no deferred gains at December 31, 2007, 2006 or 2005. The deferred gain on forward exchange contracts at December 31, 2004, in the amount of $2,647,000 net of income taxes was recognized for Canadian GAAP in 2005.

23	Comparative figures

Certain 2006 and 2005 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2007.

(24)